Exhibit 99.6

May 28, 2018

Chairman’s Report to Shareholders:

Since I wrote to you in last year’s Annual Report to Shareholders, development progress on the project has been continuous and accretive. Much of this work has been engineering studies necessary for a Feasibility Study. While this type of work holds less market attention than discovery drilling, it is essential to building a successful project. Many writers have commented on this phenomenon, of market interest dropping during the development phase after the excitement of discovery drops. Things like hydrology studies, water balances, foundation testing for mill buildings and pit slope analysis do not hold the same attention as a discovery hole. But as the project gets closer to completion, interest generally begins to regain momentum.

From discovery in 2010 to now we have brought 2,430,000 gold equivalent ounces (metal content value is almost equally between gold and silver) into reserve categories (with more in resources) at a cost of under US$15.00 per ounce. This significant achievement bodes well for the economic potential of this project. During that same timeframe, gold has moved from a low of around US$1,050 to its current US$1,304 per ounce.

At this time last year, we had just finished a very positive Pre-Feasibility Study. This year we are near to completion of the definitive Feasibility Study. Our Environmental Impact Statement is also nearly complete and will soon be submitted for review by the authorities. So, in the next few quarters, I believe we will have very good news to report.

We continue to work be sure that all stake holders, especially our local neighbours, understand the project and potential benefits from employment to tax revenue paid to the local municipality. We have had eight community meetings including more than 3,300 people. About 480 local people have gone on 24 trips to see an operating mine and assess its impacts and benefits. We have had 35 sessions of dialogues with experts discussing Mexican Mining Law, mineral processing, water and mining and many other things. Our mobile information module has been to 35 communities in the vicinity. In December, we reported the completion of a very detailed Social Impact Assessment of the project by a well recognized leading expert in Mexico. This study was not required and is one of the first such studies completed in the mineral industry in Mexico; it reflects your Company’s commitment to the best standards for this project. Big thanks are due to Mr. Daniel Santamaría, Ms. Rosario Uzcanga and their team for their work.

Finally, I wish to introduce Ms. Elaine Ellingham, P. Geo. as a new member of your Board of Directors. Ms. Ellingham will be a member of the Technical team advancing Ixtaca towards a production decision. We have also been lucky to have Mr. Laurence Morris join the Company as our Vice President Operations & Projects. Mr. Morris has a very enviable track record of mine development, construction and development around the world and including Mexico. I am very confident in his ability to assemble the personnel and lead this project to completion. David Strang is stepping down to pursue his own projects and I thank him for his contributions and insights.

This will be an exciting year for Almaden after trying times for us and our whole industry. Thank you for your support.

Sincerely,

Duane Poliquin, P.Eng.

Chairman